Filed Pursuant to Rule 433
Registration Nos. 333-226056
and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

October 1, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	2.75% Debentures, Series due November 1, 2029
Registration Format:	SEC Registered
Principal Amount:	$1,000,000,000
Date of Maturity:	November 1, 2029
Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, beginning May 1, 2020
Coupon Rate:	2.75%
Price to Public:	99.597% of the principal amount thereof
Benchmark Treasury:	1.625% due August 15, 2029
Benchmark Treasury Yield:	1.646%
Spread to Benchmark
Treasury Yield:	115 basis points
Reoffer Yield:	2.796%
Redemption:	Redeemable at any time prior to August 1, 2029, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points; and redeemable at any time on or after August 1, 2029, at 100% of the principal amount plus any accrued and unpaid interest.

Trade Date:	October 1, 2019
Settlement Date:	October 3, 2019
CUSIP / ISIN Number:	65339K BM1/US65339KBM18

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Barclays Capital Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

Synovus Securities, Inc.

WR Securities, LLC

Junior Co-Managers:

C.L. King & Associates, Inc.

Siebert Cisneros Shank & Co., L.L.C.

___________________

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated October 1, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.